                                                      FILED BY FREEMARKETS, INC.


                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                   SUBJECT COMPANY:  ADEXA, INC.
                                                  COMMISSION FILE NO.: 000-27913


               THE FOLLOWING IS A SUMMARY OF A SLIDE PRESENTATION
                 GIVEN BY FREEMARKETS, INC. ON FEBRUARY 15, 2001



eMARKETS
2001

                         FREEMARKETS FUTURE TECHNOLOGIES

                                  KEN RAMOUTAR
                       VICE PRESIDENT, PRODUCT MANAGEMENT

                                FEBRUARY 15, 2001


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eMarkets
2001

Technologies that Address These Real World Problems

-  QUICKLY FINDING THE RIGHT SUPPLIERS CAPABLE OF PRODUCING YOUR COMPLEX PARTS

- Extracting voluminous and detailed part information from files, drawings & ERP Systems

- Speedily moving large amounts of RFQ and drawing information over the Internet


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eMarkets
2001


The Information Divide

Global Buyers                               Global Suppliers
-------------                               ----------------

"I know what                                "I know what I
parts I need"                               can make"


         -       Buyers                                      -
                 Describe          ?       Suppliers
         -       Their             ?       define            -
                 Parts             ?       their
         -                                 capabilities      -


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eMarkets
2001



FreeMarkets Bridges the Information Divide


                               FreeMarkets(R)
Global Buyers              B2B Global Marketplace             Global Suppliers
-------------              ----------------------             ----------------

"I know what                                                  "I know what I
parts I need"                                                 can make"

                             Buyers need only submit
                                 part attributes

                  -             Bridges the Gap     -
                  -                                 -
                  -          Suppliers need only    -
                              submit capability
                                  profiles
eMarkets
2001



FreeMarkets Intelli-Match(TM) technology in its FullSource(TM) & Direct Source(TM) solutions automatically matches buyer part specifications with supplier capabilities

                                Intelli-Match(TM)
"I know what I need"               Technology           "I know what I can make"
--------------------               ----------           ------------------------


                  [GRAPHIC SHOWING MAPPING PROCESS]


Sophisticated part attribute and mapping technology facilitates a highly complex process
eMarkets
2001



Intelli-Match Technology Buyer Benefits                        [GRAPHIC SHOWING
                                                               MAPPING PROCESS]

Faster Time to Market

-  Quick and accurate part definition process

-  Rapid access to new and qualified global suppliers

-  Reduced cycle times

-  More accurate communication

-  Improved market results


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eMarkets
2001



Intelli-Match Technology Benefits Suppliers                    [GRAPHIC SHOWING
                                                                MAPPING PROCESS]

New efficiencies and cost-savings for Suppliers

-  Highly-targeted market opportunities

-  Reduced cost of sales

-  Rapid cost structure and cost drivers process

-  Fewer RFQ changes and revisions

-  Less engineering input and costing effort
eMarkets
2001



How does Intelli-Match Technology work?                       [GRAPHIC SHOWING
                                                              MAPPING PROCESS]

FreeMarkets commodity classification tools, part attribution templates, and supplier ontology maps are KEY

- Vertically defined schema (and sub classification categories) based on 5+ years of direct materials sourcing best-practice

- Hundreds of attributes (part / supplier) per commodity (e.g. 250+ for metal stampings)

- A different proprietary FreeMarkets matching algorithm for each classification

-  A parametric, non-linear search and query engine
eMarkets
2001



What will happen in the Freemarkets
process you are about to see                                  [GRAPHIC SHOWING
                                                              MAPPING PROCESS]

-  Collection of detailed part information (part attribution)

   ...maps to...

                      -    Supplier capability profiles

                                ...to create...

                                        -     An Intelligent Match


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eMarkets
2001



Intelli-Match Technology                                       [GRAPHIC SHOWING
                                                               MAPPING PROCESS]

The Scenario: Printed Circuit Boards

- FreeMarkets and the buyer populate and lot line items using PCB attribute templates

- Suppliers populate their capability profiles in order to solicit FreeMarkets opportunities

- The buyer identifies and invites only those PCB suppliers that are capable of manufacturing the PCBs to the necessary specifications
eMarkets
2001



Intelli-Match Technology Demonstration
                                                          Current Demonstration




                                FreeMarkets
Global Buyers              B2B Global Marketplace             Global Suppliers
-------------              ----------------------             ----------------

"I know what                  Intelli-Match                   "I know what I
parts I need"                                                 can make"

                             Buyers need only submit
                                  part designs

                  -               Bridges the Gap       -
                  -                                     -
                  -            Suppliers need only      -
                                submit capability
                                    profiles



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eMarkets
2001



The FreeMarkets Intelli-Match                                 [GRAPHIC SHOWING
                                                              MAPPING PROCESS]

Key Takeaways

                   [PYRAMID GRAPHIC CONTAINING THE FOLLOWING:]

                              Faster Time to Market

                            Better Lotting Decisions
                              Means Better Markets

                               Qualified Suppliers
                            Identified Before RFQ is
                                    Published
eMarkets
2001



Technologies to Address These Real World Problems


-  Quickly finding the right suppliers capable of producing your complex parts

- EXTRACTING VOLUMINOUS AND DETAILED PART INFORMATION FROM FILES, DRAWINGS & ERP SYSTEMS

- Speedily moving large amounts of RFQ and drawing information over the Internet

FreeMarkets Intelli-Transfer(TM)technologies extract and transform engineering data into SmartRFQ(TM)templates automatically

Global Buyers

"I know what I need"           Intelli-Match(TM)        "I know what I can make"
-------------------            -----------------        ------------------------


                  -       [GRAPHIC SHOWING          -
                  -       TEMPLATE]                 -
                  -                                 -
                  |

Complex search and mapping algorithms automate a highly resource intensive process
eMarkets
2001



FreeMarkets Intelli-Transfer Technology                       [GRAPHIC SHOWING
                                                              MAPPING PROCESS]

Seamless transition of design specifications to attribute information

-  Automates translation and upload of engineering specifications

-  Design system neutral

- Provides parametric search capability for an entire commodity across multiple design systems



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eMarkets
2001



FreeMarkets Intelli-Transfer Technology                       [GRAPHIC SHOWING
                                                              MAPPING PROCESS]

The Scenario: Printed Circuit Board

-  The buyer locates the PCB schematics in electronic format for the entire lot

- Using IntelliTransfer, the buyer automatically extracts the relevant attributes from the design drawings

-  The extracted data then dynamically populates the PCB attribute templates

- Using the PCB attribute templates, the buyer can identify capable suppliers using IntelliMatch
eMarkets
2001



FreeMarkets Intelli-Transfer Technology Demonstration
                                                                  Current
                                                                  Demonstration


                                   FreeMarkets
Global Buyers                B2B Global Marketplace             Global Suppliers
-------------                ----------------------             ----------------

"I know what                 Intelli-Match(TM)                  "I know what I
parts I need"                Technology                         can make"

                  -                       Buyer need only       -
                                          submit part designs
                           Universal
                  -                       Bridges the Gap       -


                  -                       Suppliers need only   -
                           Translator      submit capability
                                                profiles
eMarkets
2001



Why Intelli-Transfer Technology?                              [GRAPHIC SHOWING
                                                              MAPPING PROCESS]

- Reduction of time to access engineering data (months to minutes) and total cycle time
-  Empower sourcing professionals to manage engineering data without design or content knowledge
- Accurately communicate part attributes without forcing suppliers to purchase multiple design applications
eMarkets
2001



Technologies to Address These Real World Problems

-  Quickly finding the right suppliers capable of producing your complex parts

- Extracting voluminous and detailed part information from files, drawings & ERP Systems

-  SPEEDILY MOVING LARGE AMOUNTS OF RFQ AND DRAWING INFORMATION OVER THE
   INTERNET
eMarkets
2001



Real Supplier Issues in eSourcing                             [GRAPHIC SHOWING
                                                              MAPPING PROCESS]

-  Global suppliers are often constrained by available bandwidth

-  Alternatives are unacceptable

   - Files too large to publish in standard Web format (400-500 megs) globally
   - Sending a CD with information can take days or weeks, not minutes
   - Standard compression formats (e.g. zip) are not sufficient
   - Communicating changes can be instantaneous and provides little incremental cost



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eMarkets
2001



Intelli-Transfer technologies enable global suppliers to access detailed RFQ information despite bandwith hurdles

                                                               Global Suppliers

"I know what I need"           Intelli-Match(TM)       "I know what I can make"
-------------------            ---------------         ------------------------


                  -       [GRAPHIC SHOWING          -
                  -       TEMPLATE]                 -
                  -                                 -
                                                    |

Extreme File Compression technology allows true web deployment of large amounts of information
eMarkets
2001



Intelli-Transfer Technology Demonstration

The Scenario:  Printed Circuit

-  The Buyer locates the PCB CAD files that are to be part of the RFQ

- The large CAD files are dramatically compressed into FMG format using Intelli-Transfer technology

- The small, highly detailed FMG files are published on-line along with the RFQ and are available to all approved suppliers for easy viewing
eMarkets
2001



FreeMarkets IntelliTransfer Technology Demonstration
                                                                        Current
                                                                  Demonstration


                                FreeMarkets
Global Buyers              B2B Global Marketplace             Global Suppliers
-------------              ----------------------             ----------------

"I know what                  Intelli-Match                   "I know what I
parts I need"                                                 can make"

                             Buyers need only submit
                                  part designs

                  -             Bridges the Gap      -
                  -                                  -
                  -           Suppliers need only    -
                               submit capability
                                    profiles
eMarkets
2001



Intelli-Transfer Technology
Empowers buyers and suppliers                                 [GRAPHIC SHOWING
                                                              MAPPING PROCESS]

- Enables approved suppliers to quickly access RFQ drawings and specifications over the Web

- Maintains drawing and printing clarity and resolution, even though the file sizes are reduced by orders of magnitude

- Allows suppliers to view the drawings on-line using tools that rival the best CAD packages as well as print hardcopies to review off-line
eMarkets
2001



Future Technologies Summary

- Intelli-Match technology facilitates quickly Finding the Right Suppliers capable of producing your complex parts or item attributes

- Intelli-Transfer technology facilitates extracting and transforming engineering data and delivering large files over the Internet
eMarkets
2001



Future Technologies:  Q/A


                                   Thank You!

FORWARD-LOOKING STATEMENTS

Statements in this report that are not historical facts, including those statements that refer to FreeMarkets' plans, prospects, expectations, strategies, intentions, and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, the risks of integrating Adexa's business with FreeMarkets' business, market acceptance of FreeMarkets' products and services, the competitive nature of the e-commerce market, FreeMarkets' ability to attract new customers, through its own efforts and through partnerships and alliances, to retain and increase revenue from existing customers, and FreeMarkets' ability to attract and retain qualified personnel. You should carefully review these and other risk factors that are described in more detail in FreeMarkets' filings with the Securities and Exchange Commission.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

FreeMarkets plans to file a Registration Statement on SEC Form S-4 in connection with its acquisition of Adexa, Inc., and FreeMarkets expects to mail a Joint Proxy Statement/Prospectus to stockholders of FreeMarkets and Adexa containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about FreeMarkets, Adexa, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from FreeMarkets by directing a request through the Corporate Info/Investor Relations portion of FreeMarkets' website at www.freemarkets.com or by mail to FreeMarkets, Inc., Investor Relations, FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222, telephone 412-297-8950.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, FreeMarkets files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by FreeMarkets at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. FreeMarkets' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

FreeMarkets and Adexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FreeMarkets stockholders in favor of the issuance of FreeMarkets stock in the transaction and from Adexa shareholders in favor of the adoption of the definitive agreement. A description of any interests that such directors and executive officers have in the transaction will be available in the Joint Proxy Statement/Prospectus.